ReneSola Ltd

No. 8 Baoqun Road, Yaozhuang Town

Jiashan County, Zhejiang Province 314117

People’s Republic of China

December 29, 2015

VIA CORRESPONDENCE

Martin James, Senior Assistant Chief Accountant, Office of Electronics and Machinery

Kate Tillan, Assistant Chief Accountant

Lynn Dicker, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReneSola Ltd

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 23, 2015

File No. 001-33911

Dear Mr. James, Ms. Tillan and Ms. Dicker:

This letter sets forth the response of ReneSola Ltd (the “Company”) to the comments contained in the letter dated December 1, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies

(u) Revenue recognition, page F-19

1.	We note that you have been developing project assets and that you recognize revenue for project assets following the provisions of real estate accounting. Please explain to us why you believe these arrangements meet the criteria to be accounted for under real estate accounting. Cite the accounting literature relied upon.

The Company respectfully advises the Staff that all the project assets held by the Company for sale were still under development as of December 31, 2014, and no revenues had been recorded for the year ended December 31, 2014.

In the Company's arrangements for the development and sale of a solar power plant, the Company generally sets up a special purpose vehicle (“SPV”) to hold the title of the land (or lease contract in case the land is leased) where the solar power plant is to be constructed, and various licenses and permits to construct and sell the solar plant. Sale is completed through the transfer of equity shares in the SPV to the buyer. In every transaction to-date, the Company has transferred 100% of the equity interest in the SPV, and has not otherwise retained any investment in the SPV. In these transactions, the Company has further concluded that it was appropriate to deconsolidate the SPV under ASC 810-10 upon transfer of the equity interests of the SPV to the third party buyer. Therefore, the Company first analyzed whether the transaction of selling power plants was within the scope of ASC 810-10-40 Derecognition.

In doing so, the Company notes that ASC810-10-40-3A states, in part, that:

The deconsolidation and derecognition guidance in this Section applies to the following:

a. A subsidiary that is a nonprofit activity or a business, except for either of the following:

1. A sale of in substance real estate (for guidance on a sale of in substance real estate, see Subtopic 360-20 or 976-605)

The guidance applicable to real estate sales under ASC 360-20 clarifies the scope in ASC 360-20-15-10, which states, in part, that:

The guidance in this Subtopic does not apply to the following transactions and activities:

…

b. The sale of the stock or net assets of a subsidiary or a segment of a business if the assets of that subsidiary or that segment, as applicable, contain real estate, unless the transaction is, in substance, the sale of real estate.

….

Accordingly, the guidance above indicates that the exception to the deconsolidation guidance in ASC 810 occurs when the sale is in substance real estate, in which case ASC 360-20 applies. Accordingly, the Company has further analyzed the fact pattern to determine if the disposal of the SPVs containing the project assets is in substance a sale of real estate. Specifically, the Company has considered the guidance set forth by ASC 360-20-15-2 through ASC 360-20-15-7, which has been cited, in part below, (emphasis added):

ASC 360-20-15-2 Determining whether a transaction is in substance the sale of real estate requires judgment. However, in making that determination, one shall consider the nature of the entire real estate component being sold (that is, the land plus the property improvements and integral equipment), and not the land only, in relation to the entire transaction. Further, that determination shall not consider whether the operations in which the assets are involved are traditional or nontraditional real estate activities.…Transactions involving the sale of underlying land (or the sale of the property improvements or integral equipment subject to a lease of the underlying land) shall not be bifurcated into a real estate component (the sale of the underlying land) and a non-real-estate component (the sale of the lodge and lifts) for purposes of determining profit recognition on the transaction.

15-3 The guidance in this Subtopic applies to the following transactions and activities:

a. All sales of real estate, including real estate with property improvements or integral equipment. The terms property improvements and integral equipment as they are used in this Subtopic refer to any physical structure or equipment attached to the real estate that cannot be removed and used separately without incurring significant cost. Examples include an office building, a manufacturing facility, a power plant, and a refinery.

b. Sales of property improvements or integral equipment subject to an existing lease of the underlying land should be accounted for in accordance with paragraphs 360-20-40-56 through 40-59.

c. The sale or transfer of an investment in the form of a financial asset that is in substance real estate.

 …

15-4 The determination of whether equipment is integral equipment shall be based on the significance of the cost to remove the equipment from its existing location (which would include the cost of repairing damage done to the existing location as a result of the removal), combined with the decrease in the fair value of the equipment as a result of that removal.

15-7 When the combined total of both the cost to remove plus the decrease in fair value (for leasing transactions, the information used to estimate those costs and the decrease in fair value shall be as of lease inception) exceeds 10 percent of the fair value of the equipment (installed) (for leasing transactions, at lease inception), the equipment is integral equipment.

The Company has analyzed whether a solar power plant constructed on the owned or leased land represents an integral equipment to the underlying land so that the entire arrangement would be subject to real estate accounting. The Company notes that the construction cost of a solar power plant mainly consists of cost of procuring and outfitting solar modules and equipment such as invertors, as well as other development costs. In order to achieve the substantive completion of a solar power plant, solar modules need to be permanently attached to the ground. Once the solar modules are dismantled, the development cost invested in the project will be lost. Therefore, the removal of a solar project should effectively reduce its fair value (on a replacement cost basis) to the module cost, and the modules, even if not damaged in the removal process would be subject to a significant discount if disposed of separately. Accordingly, the cost to remove a solar power plant, as well as the decrease in fair value associated with the removal, would be far more than 10% of the fair value of the solar power plant installed. As a result, each power plant is believed to be an integral equipment affixed to the underlying land.

Based on the analysis above, the sales of solar projects are considered "in substance real estate sale" to be accounted for under ASC 360-20. This is also consistent with Industry conclusions.

2.	Further to the above, please tell us whether you retain continuing involvement in your project assets and whether or not you transfer substantially all the risks and rewards of ownership to the buyers. As a related matter, please tell us whether your warranties include guarantees of system performance or uptime. For these types of projects, please tell us what impact these obligations have on your revenue recognition, including whether you defer revenue related to these obligations. Cite the accounting literature relied upon.

The Company respectfully advises the Staff that as of December 31, 2014, it had a balance of $37.0 million of project assets relating to several solar power plants, all of which were under development. No revenue was recognized from the sales of project assets for the year ended December 31, 2014 or in prior years. In 2015, the Company has subsequently completed the sales of several project assets outstanding as of December 31, 2014 and recognized revenue pursuant to ASC 360-20 accordingly.

The Company notes that one of the conditions to apply full accrual method under real estate accounting requires the following, as stated in ASC 360-20-40-5d:

The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property (see paragraph 360-20-40-26).

For each transaction in 2015, the Company has evaluated in accordance with the guidance provided in ASC360-20-40-26, as well as the illustrative guidance provided for common forms of continuing involvement in 360-20-40-38 through 40-64, whether the Company has substantial continuing involvement that would preclude it from applying the full accrual method.

A system performance guarantee is a typical form of the Company’s continuing involvement following its sales of solar power plants. Specifically, pursuant to the terms of the contractual arrangements entered into with buyers to date (with one exception provided below), if a solar plant fails to perform at the specified guaranteed performance level during the guarantee period (typically one to two years after completion), the Company is obligated to pay liquidated damages, amount for which was limited to a certain percentage of total contract price. Except for one contract, a buyer was granted the option to reject the solar plant if the specified guaranteed performance level was not achieved.

The Company has analyzed the contractual terms in accordance with ASC360-20-40-37, which states,

If the seller has some continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller's continuing involvement. Generally, profit shall be recognized at the time of sale if the amount of the seller's loss of profit because of continued involvement with the property is limited by the terms of the sales contract. The profit recognized shall be reduced by the maximum exposure to loss...

In cases where the potential loss for performance guarantee is limited by the term of sales contract, the continuing involvement in the form of the limited performance guarantee does not preclude the Company from applying the full accrual method. However, to the extent that other criteria required to apply the full accrual method are met, revenue is reduced by the maximum amount of the payable liquidated damage, which amount is deferred until the end of the guarantee period, at which point the Company has no further obligation.

With respect to one transaction where the buyer was provided an option to reject the solar plant if the minimum performance guarantee was not met, the Company has further considered the guidance in ASC 360-20-40-38, which addresses circumstances where a seller has an option or obligation to repurchase the subject property following its sales, and states as follows:

40-38 If the seller has an obligation to repurchase the property, or the terms of the transaction allow the buyer to compel the seller or give an option to the seller to repurchase the property, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement rather than as a sale.

In accordance with this guidance, the Company has concluded that the risks and rewards were not transferred, and has deferred the full amount of revenue, until such time as the performance guarantee is met and the option has expired.

The Company will provide expanded disclosure in relation to the consideration of its continuing involvement in the upcoming 2015 Form 20-F for the project asset sales recognized in 2015.

Note 18. Commitments and Contingencies

c) Product warranties, page F-36

3.	We note that you changed where you classify warranty expenses from cost of revenues to sales and marketing expenses. We also note that you report a measure for gross profit (loss). Please tell us why you believe it is appropriate to exclude warranty costs from the presentation of gross profit (loss). Refer to SAB Topic 11.B.

The Company respectfully advises the Staff that the Company is not aware of any specific guidance that would require classification of warranty expenses as cost of goods sold. The Company also observes a diversity in the presentation of warranty costs from public filings made by other companies in our industry, including classifying warranty provisions as a component of selling expenses. Management believes that the warranty provision is more appropriately considered part of selling expenses as the Company provides warranties to its customers in order to maintain a competitive position in the solar module industry, to promote the Company’s sales and to provide a requisite level of product reliability with customers. The Company believes that a provision of warranties is a standard practice for solar module manufacturers to attract and maintain its customer base. Therefore, the decision to provide warranties can also be considered a “sales" decision as opposed to a “production” decision. The Company believes that such warranty expenses do not relate to the Company's cost of revenues, unlike depreciation, and accordingly did not consider by analogy the provisions of SAB Topic 11.B. As a result, the Company believes that it is appropriate and consistent with industry peers to present warranty provisions to its customers in selling expenses in its consolidated financial statements and has provided appropriate transparent disclosure of this classification. Specifically, the Company has fully disclosed the impact of the change in classification of the warranty expenses in Item 3. Key Information and Item 5. Operating and Financial Review and Prospects, in addition to Notes 2 and 18 of the consolidated financial statements in its 2014 Form 20-F.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at +86 (21) 6280-9180 or our U.S. counsel, Benjamin Su of Kirkland & Ellis, at +852 3761-3306.

Very truly yours,

By:	/s/ Xianshou Li
Name: Xianshou Li
Title: Director and
Chief Executive Officer

cc:	David T. Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis
Charlotte Lu, Deloitte Touche Tohmatsu Certified Public Accountants LLP